Filed by Vari-L Company, Inc.
Pursuant to Rule 425 under the Securities Act of 1993
and deemed filed pursuant to rule 14a-12(b)
Subject Company: Sirenza Microdevices, Inc.
Commission File No. 333-102-099

FOR IMMEDIATE RELEASE:	NEWS
February 13, 2003	OTC-VARL

VARI-L COMPANY REPORTS FINAL RESULTS FOR
SECOND QUARTER AND SIX-MONTH PERIOD OF FISCAL 2003

DENVER, Colorado — Vari-L Company, Inc. (OTC-VARL), a leading provider of advanced components for the wireless telecommunications industry, today announced results for its second quarter and the six months ended December 31, 2002. Revenue for the current quarter increased 8 percent as compared with the previous quarter and gross profit, as a percentage of sales, improved from 23 percent to 29 percent. Additionally, ongoing operating expenses, exclusive of workforce reduction expenses and costs incurred in connection with the proposed transaction with Sirenza, declined by 4 percent as compared with the previous quarter.

The Company also announced it will conduct a conference call on Thursday, February 13, at 2:15 p.m. Mountain Time. The call-in numbers are 1-800-240-6709 for domestic toll free and 303-262-2075 for Denver and international. The conference I.D. is 526315. The call will also be broadcast over the Internet at http://www.firstcallevents.com/service/ajwz374761870gf12.html. To listen to the live call, please go to the web site 15 minutes early to register and download any necessary audio software. A replay will be made available shortly after the call at www.prnewswire.com.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2002 COMPARED WITH THE THREE MONTHS ENDED DECEMBER 31, 2001

Net sales for the second quarter ended December 31, 2002 were $4.3 million compared with $5.6 million for the second quarter ended December 31, 2001. While the Company’s unit volume remained essentially flat quarter over quarter, it maintained its pattern of the last few quarters of lowering its prices to several key customers in order to maintain market share. In benchmarking the decline in revenue against that of competitors and significant customers, the percentage decline in the Company’s revenues appears to be generally consistent with the overall decline in the wireless telecommunications industry. Revenue from commercial signal source products was $3.3 million for the quarter versus $4.4 million for the same quarter last year. Revenue from all other products was $1.0 million for the quarter compared with $1.2 million for the comparable quarter a year ago. Revenue from all other products for the December 31, 2001 quarter included fees earned from a contract termination of approximately $96,000.

Gross profit for the second quarter was $1.2 million compared with $2.4 million for the same quarter last year. The gross profit in any period can be affected significantly by volume and price concessions. Fixed manufacturing overhead adversely affects gross profit at lower sales levels. Accordingly, reduced sales levels combined with fixed manufacturing overhead levels comparable to prior periods have the effect of lowering gross profit as a percentage of sales.

Total operating expenses, exclusive of expenses relating to the accounting restatements and related legal matters, the impact of workforce reduction expenses and costs incurred as a result of the proposed transaction with Sirenza offset by the benefit of insurance recoveries, decreased $75,000 to $2.9 million for the second quarter compared with $3.0 million for the comparable quarter in 2001. The dollar reduction in operating expenses for the quarter was attributable to lower spending on independent contractors and consultants, partially offset by higher spending in selling and research and development expenses due to the addition of new employees.

As a result of the continuing weakness in the wireless industry and the impact it has had upon Vari-L’s revenues, the Company has reduced its workforce and incurred severance expenses. Additionally, Vari-L has incurred certain transaction costs in connection with the pending transaction with Sirenza. Expenses related to workforce reductions and the proposed transaction with Sirenza for the three months ended December 31, 2002 and 2001 were as follows:

	Three Months	Three Months
	Ended	Ended
	December 31,	December 31,

	2002	2001

Legal fees	$380,000	$ —
Severance expense	393,000	101,000
Other related costs	55,000	—

Total	$828,000	$ 101,000

The Company will continue to incur costs related to workforce reductions and the proposed transaction with Sirenza until the closing of the transaction with Sirenza, which is expected to occur during the second quarter of calendar year 2003. However, the closing of the transaction with Sirenza is subject to the satisfaction or waiver of the closing conditions contained in the asset purchase agreement, many of which are outside of Vari-L’s control. Such conditions include the court’s approval of the stipulation of settlement regarding the private securities class action lawsuit pending against Vari-L. The settlement of this private securities class action lawsuit is subject to several conditions and uncertainties and Vari-L cannot predict the exact date upon which the court might approve the stipulation of settlement, if at all.

The net loss for the quarter ended December 31, 2002 was $2.8 million, or $0.38 per share, compared with a net loss of $528,000, or $0.07 per share, in the second quarter last year.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED DECEMBER 31, 2002 COMPARED WITH THE SIX MONTHS ENDED DECEMBER 31, 2001

Net sales for the six months ended December 31, 2002 were $8.3 million compared with $11.3 million for the six months ended December 31, 2001. This decline is primarily due to price reductions negotiated with the Company’s more significant customers in exchange for maintaining or increasing its current market share. Revenue from commercial signal source products was $6.3 million for the six months as compared with $8.7 million for the same period a year ago. Revenue from all other products was $2.0 million for the six-month period versus $2.6 million for the comparable six-month period last year. Revenue from all other products for the six-month period ended December 31, 2001 included fees earned from a contract termination of approximately $257,000.

Gross profit for the six months was $2.2 million compared with $4.5 million for the six months ended December 31, 2001. The gross profit in any period can be affected significantly by volume and price concessions.

Total operating expenses, exclusive of expenses relating to the accounting restatements and related legal matters, the impact of workforce reduction expenses and costs incurred as a result of the proposed transaction with Sirenza offset by the benefit of insurance recoveries, decreased $214,000 to $5.9 million for the six months compared with $6.1 million for the comparable period in 2001. The dollar reduction in operating expenses for the period was attributable to lower spending on independent contractors and consultants, partially offset by higher spending in selling and research and development expenses due to the addition of new employees.

Expenses related to workforce reductions and the proposed transaction with Sirenza for the six months ended December 31, 2002 and 2001 were as follows:

	Six Months	Six Months
	Ended	Ended
	December 31,	December 31,

	2002	2001

Legal fees	$413,000	$—
Severance expense	393,000	101,000
Other related costs	70,000	—

Total	$876,000	101,000

The net loss for the six-month period ended December 31, 2002 was $5.1 million, or $0.70 per share, compared with a net loss of $1.6 million, or $0.23 per share, in the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents aggregated $138,000 at December 31, 2002. The working capital deficit was $2.0 million. Operations consumed $2.4 million of cash primarily attributable to the net loss incurred during the six months ended December 31, 2002 offset by the reduction of accounts receivable through collections and lower sales volumes and the timing of payments of accrued expenses and liabilities. The Company’s net loss for the six months ended December 31, 2002 included charges of $876,000 for workforce reduction expenses and transaction costs incurred as a result of the proposed transaction with Sirenza

Cash provided by investing activities was primarily attributable to net borrowings of $254,000 against certain whole life insurance policies owned by the Company offset by capital expenditures of $127,000. The capital expenditures include purchasing new production equipment and implementing IT e-commerce initiatives.

Cash provided by financing activities was primarily attributable to borrowings of $3.9 million under Vari-L’s new loan facility with Sirenza and financing the Company’s directors and officers insurance premiums offset by $1.5 million to repay outstanding obligations under the Company’s loan agreement with Wells Fargo.

Based upon the operating results for the quarter ended December 31, 2002, the Company is in default of the Net Operating Loss covenant of its loan facility with Sirenza. Under the terms of the loan facility, Sirenza has the right to declare all amounts on outstanding loans immediately due and payable. In addition, as a result of this default the interest rate on the loan has increased from 25% to 30%. At this time Sirenza has not taken any action to accelerate the loan, but has reserved the right to do so. As of December 31, 2002, the Company had borrowed an aggregate of $3.5 million under the loan facility with Sirenza. During January and through February 12, 2003, Sirenza advanced an additional $1.0 million bringing the Company’s total borrowings to $4.5 million with $854,000 in borrowing availability remaining. As of February 12, 2003, the Company and Sirenza are continuing to work toward the closing of the proposed asset purchase by Sirenza.

About Vari-L Company

Headquartered in Denver, Vari-L designs, manufactures and markets wireless communications components that generate or process radio frequency (RF) and microwave frequency signals. Vari-L’s products are used in commercial infrastructure equipment (including GSM/cellular/PCS base stations and repeaters, fixed terminal point to point/multi-point,) consumer subscriber products (advanced cellular/PCS/satellite handsets), and military/aerospace platforms (satellite communications/telemetry, missile guidance, electronic warfare, electronic countermeasures, battlefield communications). Vari-L serves a diverse customer base of the world’s leading technology companies, including Agilent Technologies, Ericsson, Harris, Hughes Network Systems, Lockheed Martin, Lucent Technologies, Microwave Data Systems, Marconi, Motorola, Netro, Nokia, Raytheon, Textron, Siemens, and Solectron.

Forward Looking Statements

The Management’s Discussion and Analysis of Financial Condition and Results of Operations contains “forward looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on a number of assumptions by us about the future, usually based on current conditions or on the broader expectations of others. These assumptions may or may not prove to be correct and, as a result, our own forward-looking statements may also be inaccurate. On the other hand, based on what we know today and what we expect in the future, we believe that the forward-looking statements we make in this report are reasonable. In most cases, when we use words like “believe,” “expect,” “estimate,” “anticipate,” “project,” “plan,” or “predict” to describe something which has not yet occurred, we are making a forward-looking statement.

We cannot list here all of the risks and uncertainties that could cause our actual future financial and operating results to differ materially from our historical experience and our present expectations or projections but we can identify many of them. For example, our future results could be affected by the overall market for various types of wireless communications products, the success of the specific products into which our products are integrated, governmental action relating to wireless communications, licensing and regulation, the accuracy of our internal projections as to the demand for certain types of technological innovation, competitors’ products and pricing, the success of new product development efforts, the timely release for production and the delivery of products under existing contracts, the ultimate outcome of pending and threatened litigation and regulatory action, our ability to access the Sirenza loan facility and the consummation of the asset sale with Sirenza as well as those factors discussed in our Form 10-K for the year ended June

30, 2002. Our future results could also be affected by risks and uncertainties related to the proposed transaction with Sirenza, including whether such transaction can be completed and the timing of the closing of such transaction, the amount of additional loans that we incur under our loan facility with Sirenza and whether the $5.3 million loan facility will be adequate to fund the Company’s operations, whether Sirenza will exercise its rights under the loan facility as the result of the current default or in the event of any new default such as the right to accelerate the obligation to repay the loans outstanding, whether the costs of completing the transaction exceed management’s estimates, and the reaction of our customers, vendors and distributors to proposed transaction. It is also important to remember that forward-looking statements speak only as of the date when they are made and we do not promise that we will publicly update or revise those statements whenever conditions change or future events occur. Accordingly, we do not recommend that any person seeking to evaluate our company should place undue reliance on any forward-looking statement in this report.

Additional Information and Where to Find It

On December 20, 2002, Sirenza filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus regarding the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Vari-L. The registration statement on Form S-4 was subsequently amended on January 29, 2003 and may be amended further before effectiveness. Vari-L intends to mail the definitive proxy statement/prospectus to its shareholders in connection with the transaction when available. Investors and security holders of Vari-L are urged to read the preliminary proxy statement/prospectus filed on December 20, 2002, the definitive proxy statement/prospectus when it becomes available, and any other relevant materials filed by Sirenza or Vari-L with the SEC because they contain, or will contain, important information about Sirenza, Vari-L and the transaction. Investors and security holders may obtain free copies of the preliminary proxy statement prospectus filed with the SEC on December 20, 2002, as amended, the definitive proxy statement prospectus when it becomes available, and any other relevant materials filed by Sirenza or Vari-L with the SEC at the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained from Sirenza or Vari-L. Sirenza and Vari-L and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Vari-L in favor of the transaction. Information regarding Sirenza’s and Vari-L’s executive officers and directors and a description of employment agreements and other interests of Sirenza’s and Vari-L’s executive officers and directors in the matters to be voted upon by the Vari-L shareholders are available in the registration statement on Form S-4 and the proxy statement/prospectus.

In addition to the registration statement on Form S-4 filed by Sirenza in connection with the transaction, and the proxy statement/prospectus to be mailed to the shareholders of Vari-L in connection with the transaction, Sirenza and Vari-L each file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Sirenza and Vari-L with the SEC are also available for free at the SEC’s website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from Sirenza or Vari-L.

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CONTACTS:

Vari-L Company, Inc.	Pfeiffer High Public Relations, Inc.
Chuck Bland, President and CEO	Jay Pfeiffer
Rick Dutkiewicz, CFO	303/393-7044
303/371-1560	jay@pfeifferhigh.com
www.vari-l.com	www.pfeifferhigh.com

Statements of Operations
(In thousands of dollars, except share and per share data)

	Three months ended		Six months ended
	December 31,		December 31,

	2002	2001	2002	2001

	(unaudited)		(unaudited)
Net Sales	$4,309	$5,607	$8,291	$11,283
Cost of goods sold	3,068	3,220	6,128	6,750

Gross profit	1,241	2,387	2,163	4,533

Operating Expenses:
Selling	688	628	1,360	1,282
General and administrative	1,461	1,501	2,973	3,380
Research and development	751	701	1,568	1,308
Expenses related to workforce reductions and the proposed transaction with Sirenza	828	101	876	101
Expenses relating to accounting restatements and related legal matters, net of recoveries	(2)	(51)	30	34

Total operating expenses	3,726	2,880	6,807	6,105

Operating loss	(2,485)	(493)	(4,644)	(1,572)
Other income (expense)
Interest income	1	11	9	29
Interest expense	(263)	(48)	(385)	(98)
Other, net	(4)	2	(52)	(7)

Total other income
(expense)	(266)	(35)	(428)	(76)

Net loss	$(2,751)	$(528)	$(5,072)	$(1,648)

Loss per share, basic and diluted	$(0.38)	$(0.07)	$(0.70)	$(0.23)

Weighted average shares outstanding, basic and diluted	7,244,357	7,128,503	7,252,008	7,125,980

Balance Sheets
(In thousands of dollars, except share and per share data)

	December 31,	June 30,
	2002	2002

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$138	$553
Trade accounts receivable, less allowance for doubtful accounts of $55 and $132, respectively	2,192	2,589
Inventories	2,432	2,491
Prepaid expenses and other current assets	269	617

Total current assets	5,031	6,250

Property and equipment:
Machinery and equipment	12,116	12,263
Furniture and fixtures	833	839
Leasehold improvements	1,504	1,509

	14,453	14,611
Less accumulated depreciation and amortization	8,979	8,211

Net property and equipment	5,474	6,400
Intangible and other assets, net of accumulated amortization	410	744

Total assets	$10,915	$13,394

Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	$1,738	$1,392
Accrued compensation	585	756
Other accrued expenses	1,180	492
Notes payable and current installments of long-term obligations	3,505	1,611

Total current liabilities	7,008	4,251
Long-term obligations	—	55
Other liabilities	27	149

Total Liabilities	7,035	4,455

Settlement obligation to issue 2,000,000 shares of common stock	1,200	1,200
Stockholders’ equity:
Common stock, $.01 par value, 50,000,000 shares authorized; 7,164,792 and 7,179,832 shares issued and outstanding, respectively	72	72
Additional paid-in capital	36,941	36,945
Unamortized stock compensation cost	(14)	(31)
Accumulated deficit	(34,319)	(29,247)

Total stockholders’ equity	2,680	7,739

Commitments and contingencies
Total liabilities and stockholders’ equity	$10,915	$13,394